(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12B-25 Commission File Number 0-27248 NOTIFICATION OF LATE FILING

For Period Ended: September 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

LEARNING TREE INTERNATIONAL, INC.
Full name of registrant

Former name if applicable

1805 Library Street, Reston, VA 20190
Address of principal executive office (STREET AND NUMBER)

PART II

RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Learning Tree International, Inc. (“Learning Tree”) requires additional time to prepare and file its Annual Report on Form 10-K for its fiscal year ended September 29, 2006 (the “10-K”). As announced on November 14, 2006, Learning Tree will restate its consolidated financial statements for fiscal year ended September 29, 2005, and the previously-reported consolidated quarterly periods within the fiscal years ended September 29, 2006 and September 30, 2005, to correct the accounting for a sublease loss provision relating to its United Kingdom operations.

Learning Tree is currently in the process of conducting additional analysis on historical information and records for completing the audit of the 2006 consolidated financial statements and the restatement of prior periods. As a result, it is necessary to delay the filing of the 10-K in order to allow additional time to prepare Learning Tree’s consolidated financial statements. Learning Tree expects to file the 10-K within the fifteen-day extension period.

Learning Tree does not expect the restatement to affect reported consolidated revenues, cost of revenues, deferred revenue, net cash flows or its aggregate cash and investments. Learning Tree expects a decrease in pre-tax income of approximately $0.5 million from its previously reported pre-tax income for FY 2005 and a reduction of approximately $1.0 million in its previously reported pre-tax income for the nine-months ended June 30, 2006. Overall, Learning Tree does not anticipate the effect on the total assets in any balance sheet previously presented to be material, although certain restatements will be necessary in order to properly state individual line items.

The restatement issue relates to the correction of the accounting for changes in accrued leasing liabilities related to exited facilities in the United Kingdom. This restatement will change the amounts presented in general and administrative expenses in the consolidated statements of operations.

As Learning Tree has not concluded its audit process for fiscal 2006, the amounts noted are subject to finalization in Learning Tree’s 10-K for fiscal 2006.

These adjustments to Learning Tree’s accounting practices and the restatement of prior year results have been discussed with the Audit Committee of Learning Tree’s Board of Directors and with Learning Tree’s independent registered public accounting firm, Ernst & Young LLP. Ernst & Young has not yet audited the restatement adjustments. Learning Tree expects to include the restated results for fiscal year 2005 and the quarterly results for FY 2006 and FY 2005 in its Form 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas R. Schacht	(703)	925-7744
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above. For fiscal year 2006, Learning Tree expects to report revenues of approximately $154 million; cost of revenues of approximately $76 million; operating expenses of approximately $80 million; and net income of approximately $0.5 million. However, these numbers are preliminary and both internal reviews and the external audit have not been completed.

LEARNING TREE INTERNATIONAL, INC.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 14, 2006	By:	/s/ Nicholas R. Schacht
	Name:	Nicholas R. Schacht
	Title:	Chief Executive Officer